SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 04 September, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 06 August 2012
Exhibit 1.2	Transaction in Own Shares dated 10 August 2012
Exhibit 1.3	Director/PDMR Shareholding dated 10 August 2012
Exhibit 1.4	Transaction in Own Shares dated 13 August 2012
Exhibit 1.5	Transaction in Own Shares dated 20 August 2012
Exhibit 1.6	Total Voting Rights dated 31 August 2012

Exhibit 1.1

BP plc- Transaction in Own Shares
BP plc- 06 August 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 06 August 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             06 August 2012
Number of ordinary shares transferred:            1,086
Transfer price per share:                                    £3.68

Following the above transfer, BP p.l.c. holds 1,831,243,796 ordinary shares in treasury, and has 19,035,014,131 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP plc- Transaction in Own Shares
BP plc- 10 August 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 10 August 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                            10 August 2012
Number of ordinary shares transferred:           654,441
Transfer price per share:                                  £4.489

Following the above transfer, BP p.l.c. holds 1,830,589,355 ordinary shares in treasury, and has 19,035,816,982 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.3

BP plc- Director/PDMR Shareholding
BP plc- 10 August 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 August 2012 by Computershare Plan Managers that on 10 August 2012 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.489 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                70 shares
Mr B. Gilvary               70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                70 shares
Mr B. Looney              68 shares
Mr D. Sanyal               70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP plc- Transaction in Own Shares
BP plc- 13 August 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 13 August 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                               13 August 2012
Number of ordinary shares transferred:         1,098
Highest transfer price per share:                    £3.94
Lowest transfer price per share:                    £3.68

Following the above transfer, BP p.l.c. holds 1,830,588,257 ordinary shares in treasury, and has 19,035,862,480 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP plc- Transaction in Own Shares
BP plc- 20 August 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 20 August 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              20 August 2012
Number of ordinary shares transferred:         913
Transfer price per share:                                 £3.94

Following the above transfer, BP p.l.c. holds 1,830,587,344 ordinary shares in treasury, and has 19,036,052,993 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.6

BP plc- Total Voting Rights
BP plc- 31 August 2012

BP p.l.c.
Total voting rights and share capital

As at 31 August 2012, the issued share capital of BP p.l.c. comprised 19,036,262,213 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,830,587,344. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,041,344,713. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 September  2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary